Contact

www.linkedin.com/in/evan-gwynne-davies (LinkedIn)

Top Skills

Waste Reduction

Zero Waste

Solid Waste

Languages

English

Certifications

Duke of Edinburgh Bronze Award

TRUE Zero Waste Advisor

Procore Certified: Student

Evan Gwynne Davies

Building Smart Waste Programs, Powered by Data™ ##

London, England, United Kingdom

Summary

Hi, I'm Evan from Scrapp.

I help businesses, brands & retailers reduce their waste footprint by digitising their waste streams. What started off as a dorm-room project, has evolved into a business with a fantastic team across the UK and USA. Our mission is simple; to educate and empower a global community towards a circular future.

In 2021, I completed my degree in Sustainable Building Design, exploring how buildings can reduce their impact on the planet as well as humans can interact in a sustainable way. I have spent the last 7 years of my professional career working within data-driven organisations, where my main job responsibilities specialised in the management of both public and private datasets.

Experience

Scrapp

Co-Founder & CEO

September 2019 - Present (5 years 7 months)

Scrapp is a green-tech start-up on a mission to make recycling simple. With our free app, we aim to remove the barriers for anyone to make informed disposal decisions and encourage their sustainable habits as a conscious consumer. With a quick scan of a product's barcode, Scrapp shows the user exactly how to dispose of a product's packaging correctly - according to their local authority's recycling rules. By working with consumers to get it right, we can minimise contamination at the source and kickstart a circular economy that begins at the bin.

Beauhurst

Data Research Intern

June 2021 - December 2021 (7 months)

University of New Hampshire
Computer Aided Design Technician
May 2020 - July 2020 (3 months)
New Hampshire, United States

Working with the NHDOT to develop an interactive 3D bridge model as part of an educational package for understanding bridge components. The project was completed using AutoCAD, Revit and Sketchup, whilst communicating project updates through Procore.

G4S
Recruitment Advisor
October 2016 - June 2018 (1 year 9 months)
Edinburgh

Working in the Recruitment team constructing interviews for candidates that best resemble the company's values. I conducted interviews whilst maintaining a professional image of the company and selecting individuals I felt would be able to reciprocate.

Constructionarium Ltd
Temporary Quantity Surveyor
April 2018 - April 2018 (1 month)
Edinburgh, United Kingdom

Constructionarium Ltd. held a week's experience at the University, creating a "hands-on", real-life construction experience where the outcome was a scaled down version of an iconic bridge, building, dam or civil engineering project. From getting the plans from paper, creating the formwork, pouring out the concrete and piecing it together, we all had to collaborate from our varying disciplines and take over temporary on-site job roles to achieve the final goal.

Our group was assigned the Kingsgate Footbridge, Durham. Working as the Quantity Surveyor, I analysed all the costs from equipment hire to material orders to labour timesheets. This job role showed me much more of the financial planning and adaptation that goes on through a construction project. Having to account losses difficult to predict and the importance communication has to play in managing ever-shifting costs.

Blue Arrow
Application Processing
May 2016 - August 2017 (1 year 4 months)

Working in an administrative role, handling and processing applications to maintain targets and pipeline throughput.

Heriot-Watt University
Student Caller
January 2017 - March 2017 (3 months)
Edinburgh, United Kingdom

Working as part of a Student Caller team, reconnecting with Alumni of the University to raise money for the University's Annual Fund.

Over the 6 week campaign, as one of the top callers, I raised £26,000 to go towards the fund; making it one of the most successful campaigns to date.

The experience I gained in call handling and building rapport with Alumni has benefited in developing my communication skills and confidence in cold-calling scenarios.

Clarify
Business Development Executive
September 2015 - December 2015 (4 months)
Theale

Clarify provide outsourced sales cycle development services, delivering high value sales pipelines exclusively to enterprise technology organisations with complex value propositions.

Clarify are experts in early stage customer acquisition and high quality pipeline development – our consultative sales teams seek out both latent and explicit opportunity to consistently deliver results.

Clarify works across the opportunity life cycle - from profiling key accounts and identifying the key players within them, through the identification of leads and the qualification and nurturing of opportunities, to the measurement of programme effectiveness and impact on pipeline and revenues. We help organisations to integrate marketing automation technologies into their campaigns and can track the outputs throughout the marketing and sales process. We even provide consulting and training services to help our clients enhance the performance of their own Inside Sales Teams.

Raymond Brown Construction Ltd
Assistant Engineer
October 2014 - November 2014 (2 months)

Working with Site Engineer on IBA Processing Plant Site, nr Barton Stacey.
Aiding in Surveying, Site planning and Site Managing, using CAD Landscaping
and GPS Surveying Equipment.
Filing of Site equipment and Safety procedures for Workers on Site and
Managing accordingly.

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Education

Heriot-Watt University

Architectural Engineering, Engineering · (2016 - 2021)

University of New Hampshire

Master of Engineering - MEng, Civil & Environmental
Engineering · (2019 - 2020)

Peter Symond's College

Maths, Physics, Geography · (2013 - 2015)

Dauntsey's School

 · (2008 - 2013)